VIA EDGAR

February 1, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

RE:	Horizon Pharma plc
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 7, 2016
File No. 001-35238

Dear Mr. Rosenberg,

Horizon Pharma Public Limited Company (the “Company”, “we”, “our”) wishes to confirm the below enhancements to the disclosures in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (“2016 Form 10-K)” and in future applicable periodic filings, as discussed in our telephone conversation with the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) on January 30, 2017.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 7, 2016

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4: Inventories, page 14

We will use the term “expense” rather than “amortize” or “amortization” to describe the movement of the inventory step-up through the income statement in our 2016 Form 10-K and in future periodic filings, as applicable.

In addition, we will add the following disclosure to the inventory step-up paragraph in the “Inventories” footnote in our 2016 Form 10-K and in future filings, as applicable:

“Because inventory step-up expense is acquisition-related, will not continue indefinitely and has a significant effect on the Company’s gross profit, gross margin percentage and net income (loss) for all affected periods, the Company discloses balance sheet and income statement amounts related to inventory step-up within the notes to the consolidated financial statements. The Company expects the KRYSTEXXA and MIGERGOT inventory step-up will be fully expensed by the end of the [x] quarter of [x]. Following that period, the Company expects the costs of goods sold related to KRYSTEXXA and MIGERGOT to decrease significantly to levels consistent with the historical cost of goods sold of Crealta.”

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 224-383-3263 or via email at phoelscher@horizonpharma.com.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

cc: Timothy P. Walbert

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